Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 4 DATED FEBRUARY 20, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Updates to Minor Assets Acquired – February 20, 2018

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
473	Los Angeles, CA	Single-family home	02/07/2018	$477,932

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 473 - Controlled Subsidiary

On February 7, 2018, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 473 - Controlled Subsidiary”), for an initial purchase price of $477,932 which is the initial stated value of our equity interest in the Fundrise eFUND – 473 - Controlled Subsidiary (the “473 Investment”). The Fundrise eFUND – 473 - Controlled Subsidiary used the proceeds to acquire an existing four-bedroom, two-bathroom, 1,764 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “473 Property”). The closing of both the 473 Investment and the 473 Property occurred concurrently.

The 473 Investment was fully funded with proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - 473 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 473 Investment (the “473 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 473 - Controlled Subsidiary, including the 473 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 473 Investment, paid directly by the Fundrise eFUND - 473 - Controlled Subsidiary.

In addition to the purchase price of $477,932 we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the 473 Property tenantable. The business plan then entails renting the property for three to five years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 473 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.